

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2011

Via E-mail
Steve S. Sinohui
President and Chief Executive Officer
Wireless Attachments, Inc.
2789 S. Lamar Street
Denver, Colorado 80227

> **Re: Wireless Attachments, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 27, 2011**
> **File No. 333-175825**

Dear Mr. Sinohui:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. Given the nature of the transaction, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Refer to Section 612.09 of the Compliance and Disclosure Interpretations of the Securities Act Rules.

Outside Front Cover Page of Prospectus

2. Please revise to disclose the net proceeds that your Chief Executive Officer will receive in the event that all of the shares he is offering are sold.

Prospectus Summary, page 1

3. Please provide us independent, objective support for the numerous statements throughout your document of the benefits of your potential products and existing and developmental technologies. Please also provide independent, objective support for your disclosure that

polymer-based photovoltaic materials such as "organic photovoltaics" can be produced quickly and cheaply on roll-to-roll manufacturing lines, that their effectiveness is boosted by nanotechnology, and that market demand exists for your potential products. If a functioning product has not yet been developed and you have not yet obtained objective evidence that your potential products can reliably perform the functions or provide the benefits you describe, please say so prominently in this section and remove any implication in your prospectus to the contrary.

Overview, page 1

4.   Please revise the last sentence of the second paragraph to highlight that your operations are materially dependent on your License Agreement with Apple, Inc. and that Apple, Inc. may approve or disapprove any proposed product for any reason and may terminate the license for any or no reason upon 60 days notice.

Product Development, page 1

5.   Please revise to clarify where you are in the process of developing your products and the technologies, devices, or materials you intend to use to develop your products. If you elect to highlight "potential PCM technologies," please provide equally prominent disclosure of your access to such technologies and how you intend to incorporate these technologies into your potential products. Finally, please also revise to highlight that you expect to engage outside developers to assist in the development of your products, as you disclose on page 17.

Growth Strategy, page 2

6.   Please revise to clarify the "highly efficient light-weight, thin-film photovoltaic technology" upon which you intend to rely.

7.   Please revise to clarify the term "licensable system components." For example, please revise where appropriate to clarify whether you are developing a photovoltaic cloth membrane, a complete hybrid charging system, or the design or technology underlying such cloth membranes or systems. Please also clarify how your potential product will be integrated with and operate in conjunction with an SCU, which itself will operate in conjunction with a lithium-ion or other battery. Finally, please revise to clarify how you intend to generate a profit from the sale of your potential products.

Market, page 2

8.   Please provide us with copies of the market data cited in the second paragraph of this section. Clearly mark the relevant sections that support the data you have included. Please also tell us:

- how you confirmed that the data reflects the most recent available information;

- whether the data is publicly available;

- whether you paid for the compilation of any data;

- whether any data was prepared for your use in the registration statement; and

- whether the sources of the data consented to your use of their names and data in the registration statement.

   If you were affiliated with the preparation of any data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

9.   Please revise your disclosure concerning the expected growth of the organic photovoltaic market to disclose the current size of the market as well as the size of the market segment that your potential products will target.

10.   Please tell us how your disclosure in the third and fourth paragraphs, as well as your disclosure of other potential uses in the fifth paragraph of this section is relevant to your business or potential products.

Competition, page 2

11.   We note your disclosure in the second two paragraphs of this section. Please revise to clarify the methods of competition or how your potential product will compare to these competing products.

Need for Additional Financing, page 3

12.   We note your disclosure that at this time you are unsure of how much funding you will need once you have completed research and development in order to bring the prototype into production. Please revise to explain why you are unable to provide such an assessment at this time.

Risk Factors, page 5

13.   Please revise to clarify all material risks. For example, please clarify any material risks related to your dependence on strategic partners and third parties for manufacturing or production, warehousing, distributing, research and development, third party logistic services, and other consulting services; the company's and management's limited experience in this industry or market; your ability to meet OEM quality requirements in a timely manner at competitive prices; cell degradation issues, low efficiencies, and

lifespan of OPV devices; and the authority given to your board of directors to adopt, amend, or repeal your Bylaws and to issue preferred shares.

Our Success Will be Dependent Upon Our Management's Efforts . . . , page 6

14.   Please revise where appropriate to clarify the amount of time your executive officers intend to allocate to your business.

Risks Relating to Our Common Stock, page 8

15.   Please tell us whether and when you intend to register a class of your securities pursuant to Section 12 of the Exchange Act. If you do not intend to file such a registration statement, please disclose to investors the effect of the inapplicability of proxy rules and Section 16 of the Exchange Act and the effect of the automatic reporting suspension of Section 15(d) of the Exchange Act.

Determination of Offering Price, page 11

16.   We note your disclosure of dilution here and in the last risk factor on page 7. Please revise where appropriate to include the information required by Regulation S-K Item 506.

Selling Security Holders, page 11

17.   Please revise to clarify the nature of any position, office, or other material relationship which the selling security holders have had with you. Please also revise to clarify the natural persons with voting or dispositive powers with respect to your shares held by each entity named in the table.

Rule 144 Shares, page 15

18.   Please disclose the date on which your outstanding securities could be sold pursuant to Rule 144. Reflect in your disclosure the effect of Rule 144(i).

Common Shares, page 15

19.   Please revise to outline briefly dividend rights, sinking fund provisions, redemption provisions, and liability to further calls or assessment.

20.   Please explain whether the rights of holders of your common stock may be modified otherwise than by a vote of a majority or more of the shares outstanding. For example, we note that your board of directors has the authority to change your bylaws under Article VIII, Section 3 of Exhibit 3.2.

21.   Please describe any provision of your articles of incorporation or bylaws that would have an effect of delaying, deferring, or preventing a change in control. For example, we note the number of authorized shares of common and preferred stock set forth in your articles of incorporation and that your board of directors has authority to set the size of your board of directors under Article III, Section 2 of your bylaws.

Description of Business, page 16

22.   We note your disclosure of the benefits or advantages that will result from your comprehensive solution, business plan or processes, relationships with manufacturers, or culture of professionalism. If you have not yet developed these attributes, please say so prominently and remove any implication to the contrary.

Summary of License Agreement with Apple, Inc., page 16

23.   Please revise to quantify the quarterly royalties you must pay to Apple, Inc. for each product sold and to indicate that Apple may change the royalty payment upon 120 days prior written notice.

Product Development, page 17

24.   Please revise to clarify your relationship with Perceptive Development and Zebulon Solutions. For example, please clarify whether you have contracts with the parties, when the contracts expire, and how the contracts can be terminated. Please file any contracts as exhibits. Please also revise where appropriate to clarify the status of your conversations with Ascent Solar, mentioned in the third paragraph of this section.

Growth Strategy, page 17

25.   We note your disclosure that your long-term goal is to build a product line with a "diverse set of applications." Please revise to clarify when you expect to be able to build such a product line.

26.   Please tell us how your disclosure in the last paragraph on page 17 that you are a "component manufacturer" is consistent with your disclosure on page 1 that you will not physically manufacture your products.

Results of Operations, page 20

27.   Please reconcile the total operating expenses disclosed here ($1,017) with the total expenses reflected in the statement of operations ($6,017). Revise the discussion here as appropriate.

28.   Please revise your disclosure here to present your loss per share rounded to the nearest two decimal places so as to not imply greater precision than exists.

Liquidity and Capital Resources, page 20

29.   Please tell us how your disclosure reflects your cash flows from operations, including your net loss and the increase in your accounts payable. We note, in this regard, your disclosure on page F-5.

Security Ownership of Certain Beneficial Owners and Management, page 24

30.   We note your disclosure on page 25 that you are not aware of any arrangements that could result in a change of control of the company. We also note that Steve Sinohui is registering the 2,000,000 shares of your common stock that he beneficially owns in this offering. Please advise.

Transactions with Related Persons . . . , page 25

31.   Please tell us why you have not disclosed your lease arrangement with Steve Sinohui, mentioned on page 20, and your consulting arrangement with Craig Lassen, mentioned in footnote 1 on page 23, in this section. Please also file any related party agreements as exhibits.

Available Information, page 25

32.   We note your statement that you are not subject to the reporting requirements of the Securities Exchange Act of 1934. Please revise to clarify what your reporting requirement will be once the registration statement is declared effective. Refer to Section 15(d) of the Exchange Act.

Index to Financial Statements, page F-1

33.   Please update the financial statements and related disclosures in your filing, as necessary, as required by Rule 3-12 of Regulation S-X.

Statement of Stockholders' Equity, page F-6

34.   Please revise the presentation in the statement of stockholders' equity to comply with FASB ASC 915-215-45-1.

Notes to Financial Statements, page F-7

Note 3 – Related Party Transactions, page F-8

35.   Please disclose here the nature and terms of your office rent agreement with your sole
        director as discussed at the top of page 20. Refer to Topic 850 of the FASB Accounting
        Standards Codification.

Note 4 – License Agreement, page F-8

36.   Please reconcile your disclosure here that your license agreement with Apple, Inc. is an
        exclusive license with your disclosure on page 16 that the license agreement is non-
        exclusive.

Exhibit Index

37.   Please file, or tell us why you did not file, as exhibits the instruments defining the rights
        of your Series A Preferred Stock holders.

Signatures

38.   We note that, when signing in his individual capacity following the second paragraph of
        text on your signature page, Steve Sinohui signed only as a director. Please revise to
        identify each capacity in which Steve Sinohui signs the registration statement.

Exhibit 10.2

39.   Please file your final, executed license agreement with Apple Inc. We note that the
        "Made for iPod License" in Exhibit 10.2 is not signed or dated by a representative of
        Apple Inc.

Exhibit 23.1

40.   Please provide a currently dated consent from your independent accountant as required
        by Item 601(b)(23)(i) of Regulation S-K prior to requesting effectiveness.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at (202) 551-3761 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Russell Mancuso
Branch Chief

cc (via e-mail): Jeffrey A. Bartholomew, Esq. — Robinson Waters & O'Dorisio, P.C.